EXHIBIT 99(e)

          Items incorporated by reference from the Registrants' Combined Annual Report on Form 10-K for the year ended December 31, 2002: "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition - Regulatory Matters - Gas Put Options" and "- Gas Transportations Charges."

Gas Put Options

          During 2002, certain fourth-quarter 2001 natural gas purchase transactions were identified that were accounted for inconsistently with Cleco Power's fuel adjustment clause.  Cleco Power sold a limited number of natural gas put options.  The cost of the natural gas purchased by Cleco Power pursuant to those options was charged to Cleco Power's fuel cost and was ultimately recovered from Cleco Power's customers through its fuel adjustment clause.  However, the premium received by Cleco Power for the sale of those options was not charged to fuel cost, which thereby overstated the net cost of the natural gas for fuel clause purposes, causing fuel revenues and pre-tax income to be overstated by a similar amount.  The total amount of the option premiums was approximately $2.1 million.  Upon identification of this matter in 2002, Cleco Power credited the cumulative amount of the option premiums previously received to its fuel cost for fuel adjustment clause purposes resulting in a 2002 reduction of fuel revenue by the amount of the option premiums and thereby returning this amount to Cleco Power's customers.  While management believes the original accounting for these transactions may have violated the LPSC's regulations governing Cleco Power's fuel adjustment clause, management does not believe any action the LPSC may take pertaining to the gas put options would have a material effect on Cleco Power's results of operations or financial condition.  For information on Cleco Power's pending LPSC fuel audit, see "Financial Condition - Regulatory Matters - Fuel Audit."

Gas Transportation Charges

          During a review of an affiliate gas transportation contract, we determined that gas transportation charges billed by an unregulated subsidiary of Cleco Energy to Cleco Power may have exceeded the unregulated subsidiary's cost, plus a reasonable rate of return, of providing such services to Cleco Power.  As such, these transactions have potentially exceeded the pricing standards of the LPSC for affiliate transactions under the circumstances.  Midstream has recorded a charge of approximately $6.4 million for these subsidiary transactions.  Additionally, Cleco Power accrued interest expense of $1.4 million for a potential refund to its customers and is currently in discussions with the staff of the LPSC regarding this issue.  Cleco Energy reimbursed Cleco Power approximately $6.4 million for these gas transportation charges.  Cleco Power anticipates that these transactions will be reviewed in Cleco Power's pending LPSC fuel audit.  For information on the fuel audit, see "- Financial Condition - Regulatory Matter - Fuel Audit."